UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File No. 001-33580

GALIANO GOLD INC.
(Translation of registrant's name into English)

Suite 1640, 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibit 99.2 included with this report is hereby incorporated by reference into the registrant's registration statement on Form F-10 (File no. 333-268945) (the "Registration Statement"), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits	Description

99.1	News release dated April 17, 2023

99.2	Material Change Report dated April 17, 2023

99.3	Notice of Change of Auditor

99.4	Predecessor Auditor Letter

99.5	Successor Auditor Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALIANO GOLD INC.

/s/ Matthew Freeman

Matthew Freeman
Chief Financial Officer

Date:  April 17, 2023